SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of May, 2008

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NEWS RELEASE	CONTACT:	Joseph Putaturo
(507) 304-2677

Aero Republica Continues International Expansion
Airline to begin service to Caracas from Bogota and Medellin

PANAMA CITY and BOGOTA, Colombia, May 22 /PRNewswire-FirstCall/ -- Aero Republica, subsidiary of Copa Holdings, S.A. (NYSE: CPA), has announced new direct daily service to Caracas, Venezuela, from the Colombian cities of Bogota and Medellin beginning May 24.

"These new routes to Caracas represent another step forward in Aero Republica's plan to increase its participation in Colombia's fast-growing international market and its continuous effort to provide more and better options for passengers," said Pedro Heilbron, CEO of Copa Holdings, S.A.

"Venezuela represents a very attractive international market for Aero Republica," stated Roberto Junguito, CEO of Aero Republica. "It is Latin America's sixth largest country in terms of population, as well as Colombia's second largest trade partner. Commercial ties between both countries are very important and demand for travel is strong and growing."

These new routes to Caracas will be served with Aero Republica's modern fleet of EMBRAER-190 aircraft, with convenient schedules and competitive fares.

About Copa Holdings, S.A.
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo services. Copa Airlines currently offers 126 daily scheduled flights to 41 destinations in 22 countries in North, Central and South America and the Caribbean through its Hub of the Americas based in Panama City, Panama. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. From the U.S., Copa offers nonstop service to Panama 20 times a week from Miami; daily from New York City, Los Angeles and Washington, D.C.; and 12 times a week from Orlando. Copa is an associate member of the Global SkyTeam alliance, giving its passengers access to more than 15,200 daily flights to more than 790 cities in 162 countries. Aero Republica, the second-largest carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through daily flights from Bogota, Bucaramanga, Cali and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)
Date: 05/22/2008	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO